Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

March 3, 2014

Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Opower, Inc.

Amendment No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted January 31, 2013

CIK No. 0001412043

Dear Mr. Shuman:

This letter is submitted on behalf of Opower, Inc. (the “Company” or “Opower”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Draft Registration Statement on Form S-1 submitted confidentially on January 31, 2013 (the “Draft Registration Statement”), as set forth in your letter dated February 19, 2014 addressed to Daniel Yates, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement (“Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators for Our Business, page 44

1.	We note from your response to prior comment 8 that the number of households or businesses served impacts your fees and revenue; however, the number of households or businesses served does not directly correlate to the fees and revenue generated. We also note that you disclose that “[you] generate revenue primarily from subscription fees from utilities for use on [y]our platform, generally based upon the number of households and businesses served and the solutions selected.” Given your use of this metric throughout your filing please revise to disclose the relevance of the number of households and business served and clarify its impact on revenue so that investors may better evaluate this metric.

RESPONSE: In response to the Staff’s comment, the Company has revised page 42 of the Registration Statement to disclose the relevance of the number of households and businesses served and to clarify its impact on revenue.

Results of Operations

Nine Months Ended September 30, 2012 and 2013

Revenue, page 47

2.	Tell us why a discussion and quantification of the amount of revenue attributable to the Customer Engagement and Energy Efficiency solutions and the reasons for changes in these amounts between the periods presented would not be relevant information for an investor.

RESPONSE: The Company advises the Staff that it does not separately track the amount of revenue attributable to the Customer Engagement and Energy Efficiency solutions. The Company supplementally advises the Staff that the revenue generating components underlying these solutions are substantially the same, and therefore, it would be difficult for the Company to separately track the revenue attributable to the Customer Engagement and Energy Efficiency solutions under the Company’s current systems. The classification of whether revenue is attributable to Customer Engagement or Energy Efficiency is often a judgment call as to which value proposition most motivated the customer to buy. In some cases, this is clear, but in others, the value proposition may be mixed, or it may change over time. For example, the Company has some customers that purchase the Company’s solutions to assist with their deployment of smart meters. These customers seek value both from both Energy Efficiency and Customer Engagement, and it would be difficult to allocate value between the two solutions in these cases. As a result, the Company does not believe it could quantify its revenue across these two solutions in a manner that is clear and consistent enough to be reliable for investors.

[Signature Page Follows]

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Jeff Kauten, Securities and Exchange Commission

Stephen Kirkorian, Securities and Exchange Commission

Tamara Tangen, Securities and Exchange Commission

Daniel Yates, Opower, Inc.

Michael Sachse, Opower, Inc.

Anthony McCusker, Goodwin Procter LLP

Joseph Theis, Goodwin Procter LLP

Jim Palumbo, PricewaterhouseCoopers, LLP

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.

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